November 30, 2015

VIA EDGAR AND EMAIL

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Attn: Katherine Wray, Attorney-Advisor

Re:    LifeApps Digital Media Inc.

Preliminary Information Statement on

Schedule 14C Filed November 19, 2015

File No. 000-54867

Dear Ms. Wray:

As Chief Executive Officer of LifeApps Digital Media Inc., a Delaware corporation (the “Company”), I am submitting this letter in partial response to the comment letter, dated November 25, 2015, from the Securities and Exchange Commission (the “Commission”) addressed to the Company.

On behalf of the Company, I acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments with respect to the foregoing, please contact the undersigned at (858) 577-0500.

Very truly yours,

/s/ Robert Gayman

Chief Executive Officer